Exhibit 99.47

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Brookfield Office Properties Canada
Suite 330, Brookfield Place, 181 Bay Street
Toronto, Ontario
M5J 2T3

1.2          Executive Officer

Bryan K. Davis, Senior Vice President and Chief Financial Officer
(416) 643-5500

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On May 1, 2010, BPO Properties Ltd. (“BPP”) completed the reorganization (the “Transaction”) of its directly owned office assets under a new Canadian real estate investment trust named “Brookfield Office Properties Canada” (“BOX”).  As part of the Transaction, BOX acquired Brookfield Properties Corporation’s (“BPO”) interest in Brookfield Place (the “Brookfield Place Interest”) for a purchase price equal to approximately $866 million.

Brookfield Place is widely regarded as the top commercial complex in Canada and consists of approximately 3.3 million square feet of rentable commercial and parking space comprising two high rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto. The Brookfield Place Interest consists of (a) a 100% fee interest in the Bay Wellington Tower, a 47-storey tower located on the northern portion of Brookfield Place, (b) a 50% interest in the retail space of Brookfield Place and (c) 56% of the revenues from the parking garage serving Brookfield Place, and all appurtenant rights thereto.

Bay Wellington Tower has an attractive office tenant profile as the top ten tenants collectively represent approximately 56.8% of the total office base rental revenue and have an average remaining lease term of approximately 6.2 years. The remaining tenants include well-recognized and high-profile companies from the banking, insurance, brokerage and mutual fund industries, providing economic diversification, excellent covenant and corporate appeal. The occupancy rate for the property is approximately 97.4%.

2.2	Date of Acquisition

May 1, 2010

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2.3	Consideration

The purchase price of the Brookfield Place Interest was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of approximately 20.3 million Class B LP Units of Brookfield Office Properties Canada LP (which are exchangeable for trust units of BOX on a one-for-one basis) valued at approximately $20.88 per unit.

2.4	Effect on Financial Position

BOX has no plans or proposals for material changes in its business affairs which may have a significant effect on the results of its operations or financial position.

The effect of the acquisition of the Brookfield Place Interest on the financial position of BOX is outlined in the pro forma financial statements included in Schedule A.

2.5	Prior Valuations

The independent committee established by the board of directors of BPP in connection with the Transaction engaged Macquarie Capital Markets Canada Ltd. (“Macquarie”) as its financial advisor. Macquarie prepared formal valuations of the Brookfield Place Interest, the BPP common shares and the trust units of BOX.

Macquarie used primarily a discounted cash flow methodology for the valuation of the Brookfield Place Interest. In valuing the Brookfield Place Interest, Macquarie obtained and relied upon an independent third party appraisal from Altus Group Limited dated November 27, 2009. In the opinion of Macquarie, as at March 9, 2010, the fair market value of the Brookfield Place Interest was in the range of $834.1 to $870.7 million. The foregoing summary is qualified in its entirety by, and should be read in conjunction with, the valuation of the Brookfield Place Interest which is available on SEDAR at www.sedar.com.

2.6	Parties to Transaction

Upon closing of the Transaction, BPO held an aggregate equity interest in BOX of approximately 90.6%, consisting of 15,887,734 trust units of BOX (78.5% of the outstanding trust units of BOX) and 72,883,405 Class B LP Units of Brookfield Office Properties Canada LP (100% of the outstanding Class B LP Units of Brookfield Office Properties Canada LP).

2.7	Date of Report

July 15, 2010

Item 3	Financial Statements

The following financial statements are attached as Schedule A to this business acquisition report:

•	audited financial statements of the Brookfield Place Interest as at and for the year ended December 31, 2009

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•	unaudited financial statements of the Brookfield Place Interest as at and for the three months ended March 31, 2010

•	unaudited pro forma financial statements of BOX for the year ended December 31, 2009

•	unaudited pro forma financial statements of BOX as at and for the three months ended March 31, 2010

Cautionary Note Concerning Factors that May Affect Future Results

This business acquisition report contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BOX to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Accordingly, BOX cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: general economic conditions; local real estate conditions, including the development of properties in close proximity to BOX’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on BOX’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by BOX with the securities regulators from time to time in Canada. BOX does not undertake to publicly update or revise any forward-looking statements or information contained in this business acquisition report or the documents incorporated by reference, whether as a result of new information, future events or otherwise, except as required by law.

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Schedule A

Index to Financial Statements

Historical Financial Statements of the Brookfield Place Interest

Audited financial statements of the Brookfield Place Interest as at and for the year ended December 31, 2009	A-2

Unaudited financial statements of the Brookfield Place Interest as at and for the three months ended March 31, 2010	A-12

Pro Forma Financial Statements of Brookfield Office Properties Canada

Unaudited pro forma financial statements of Brookfield Office Properties Canada for the year ended December 31, 2009	A-24

Unaudited pro forma financial statements of Brookfield Office Properties Canada as at and for the three months ended March 31, 2010	A-27

HISTORICAL FINANCIAL STATEMENTS OF THE BROOKFIELD PLACE INTEREST

Audited financial statements of the Brookfield Place Interest as at and for the year ended December 31, 2009

Auditors' Report

To the Owner of
Phase 2, Brookfield Place (Bay-Wellington Tower)

We have audited the balance sheet of Phase 2, Brookfield Place (Bay-Wellington Tower) (the “Property”) as at December 31, 2009 and the statements of income and comprehensive income, changes in owner’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Property’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Property as at December 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Licensed Public Accountants
Toronto, Canada
June 11, 2010

Phase 2, Brookfield Place (Bay-Wellington Tower)
Balance Sheet

		December 31,
	Notes	2009	2008	*
(Thousands of Canadian $)

Assets
Commercial property	4	$790,782	$807,072
Cash	5	4,490	6,228
Tenant and other receivables	6, 9	16,568	16,391
Prepaid and other assets		504	627
		$812,344	$830,318

Liabilities
Secured indebtedness	8	329,432	$335,862
Accounts payable and other liabilities	7, 9	21,153	18,909
		350,585	354,771

Owner’s equity		461,759	475,547
		$812,344	$830,318
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statement of Income and Comprehensive Income

		Year ended December 31,
	Notes	2009	2008	*
(Thousands of Canadian $)

Rental revenue
		$99,668	$95,105
Expenses
Rental operating expenses	9	48,603	47,378
Interest expense	8	21,934	22,376
General and administrative	1	3,686	2,925
Depreciation and amortization		17,578	16,729
Net income and comprehensive income		$7,867	$5,697
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statement of Changes in Owner’s Equity

	December 31,
	2009	2008	*
(Thousands of Canadian $)

Retained earnings
Balance at beginning of year	$475,547	$477,477
Net income	7,867	5,697
Distributions	(21,655)	(7,627)
Balance at end of year	461,759	475,547
Accumulated other comprehensive income (“AOCI”)	–	–
Retained earnings and AOCI	461,759	475,547
Owner’s equity at end of year	$461,759	$475,547
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statement of Cash Flows

	Year ended December 31,
	2009	2008 *
(Thousands of Canadian $)

Operating activities
Net income	$7,867	$5,697
Add (deduct):
Depreciation and amortization	17,578	16,729
Deferred leasing costs	(1,135)	(1,190)
Non-cash interest expense	262	252
Changes in other working capital components	2,190	(687)
Cash flows provided by operating activities	26,762	20,801

Investing activity
Capital improvements	(153)	(749)
Cash flows used in investing activity	(153)	(749)

Financing activities
Repayment of secured indebtedness	(6,692)	(6,197)
Distributions	(21,655)	(7,627)
Cash flows used in financing activities	(28,347)	(13,824)

(Decrease) increase in cash	(1,738)	6,228
Cash, beginning of year	6,228	–
Cash, end of year	$4,490	6,228

Supplementary cash flow information
Interest paid	$22,035	22,441
See accompanying notes to the financial statements
*Restated (refer to note 3).

Phase 2, Brookfield Place (Bay-Wellington Tower)
Notes to the Financial Statements

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

The Phase 2, Brookfield Place (Bay-Wellington Tower) financial statements have been prepared based on the consolidated financial statements of Brookfield Properties Ltd. (“BPL”). These financial statements represent (a) a 100% free interest in the Bay Wellington Tower, an office tower located on the northern portion of Brookfield Place, Toronto, Ontario (“Brookfield Place”); (b) a 50% interest (on a per square foot basis) in the retail space of Brookfield Place; and (c) a 56% interest in the parking space serving the Brookfield Place complex (collectively, the “Brookfield Place Interest” or the “Property”). The co-owner of the remaining interests in the retail and parking space of Brookfield Place is OMERS Realty Corporation (“OMERS” or “co-owner”). Bay-Wellington Tower and the retail and parking operations of the Brookfield Place complex are managed by BPL (the “Manager”).

Brookfield Place consists of two high-rise rentable office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets, an enclosed galleria integrating the two office towers, related retail space, the Hockey Hall of Fame and certain other historical buildings.

These financial statements represent the financial position and results of operations had the Brookfield Place Interest been accounted for on a stand-alone basis. As the Brookfield Place Interest itself, prepared on this basis, is an unincorporated entity and does not have share capital and is not liable for income taxes on its income, these financial statements have been prepared without shareholder’s equity or a provision for income taxes. Accordingly, these financial statements do not include all the assets, liabilities, revenues and expenses of BPL and no charges for salaries, interest or similar items relating to BPL have been recorded in these financial statements.

General and administrative costs have been allocated to the Brookfield Place Interest based on management’s best estimate of how services and facilities were historically provided and used by existing personnel of BPL on a cost-recovery basis.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Property are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”), and as described above, and include the following significant policies:

(a)	Commercial property

Commercial property is carried at cost less accumulated depreciation. Depreciation on the building is recorded on a straight-line basis over the estimated useful life of the Property of 60 years. Tenant improvements are capitalized and depreciated over their estimated useful life and leasing costs are deferred and amortized on a straight-line basis over the terms of the leases to which they relate.
Commercial property is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable and an impairment loss is recognized when the Property’s carrying value exceeds its undiscounted future net cash flow. The impairment is measured as the amount by which the carrying value exceeds the estimated fair value. Projections of future cash flow take into account the specific business plan for the Property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

(b)	Revenue recognition

Rental revenue includes rent earned from tenants under lease agreements, including base rent, property tax and operating cost recoveries, parking rent and incidental income.  Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease. A straight-line receivable is recorded for the difference between the rental revenue recorded and the contractual amount received.

(c)	Use of estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of future cash flows and probabilities in assessing net recoverable amounts and fair values, the allocation of general and administrative costs, the useful lives for depreciation and amortization, and the fair value of financial instruments for disclosure purposes.

(d)	Income taxes

As the Brookfield Place Interest itself, prepared on this basis, is an unincorporated entity that is not liable for income taxes, these financial statements have been prepared without a provision for income taxes as described in Note 1.

NOTE 3:  CHANGES IN ACCOUNTING POLICY

Goodwill and Intangible Assets
Effective January 1, 2009, the Property adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets” (“Section 3064”). Section 3064 replaces Sections 3062, “Goodwill and Other Intangible Assets” and 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Standards concerning goodwill are unchanged from those included in the previous Section 3062. In addition, various changes have been made to other sections of the CICA Handbook for consistency purposes. As a result of the related amendments to Section 1000, “Financial Statement Concepts,” any expenses deferred pursuant to previously existing “matching” concepts and which do not otherwise meet the definition of an asset are no longer eligible for capitalization as an asset.

The adoption of Section 3064 had the following impact on the financial statements:

December 31 (Thousands)	2008

Owners’ equity
Opening balance at January 1, 2008 as previously reported	$477,509
Cumulative impact of change in accounting policy(1)	(32)
Opening balance at January 1, 2008 as restated	$477,477

Ending balance at December 31, 2008 as previously reported	$476,148
Cumulative impact of change in accounting policy(2)	(601)
Ending balance at December 31, 2008 as restated	$475,547
 (1) As decrease of $32 to opening owner’s equity, representing recoverable capital expenditures incurred prior to January 1, 2008 that do not qualify as an asset under CICA Handbook Section 3064.
 (2) Subsequent to January 1, 2008, a decrease of $569 to owner’s equity, representing an increase of $569 to rental operating expenses, was recorded during the year ended December 31, 2008.

December 31	2008

Building improvements and capital expenditures as previously reported	$807,673
Cumulative impact of changes in accounting policies	(601)
Balance at December 31, 2008 - as restated	$807,072

Financial Instruments – Disclosures and Presentation
In June 2009, the CICA issued amendments to Section 3862, “Financial Statements – Disclosures” effective for the Property’s December 31, 2009 financial statements. Specifically, the Property is required to classify and disclose financial instruments recorded at fair value on the balance sheet based on a three-level fair value hierarchy that distinguishes between market value data obtained from independent sources and the Property’s own assumptions about market value: Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities; Level 2 – Valuations based on quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data; and Level 3 – Valuation techniques for which any significant inputs is not based on observable market data.  This section did not have any material impact on the Property’s financial statements.

Credit risk and the fair value of financial assets and financial liabilities
In January 2009, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract No. 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”).  EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is applicable to financial statements for the year ended December 31, 2009.  The adoption of EIC-173 did not have a material impact on the Property’s financial statements.

NOTE 4: COMMERCIAL PROPERTY

The breakdown of commercial property is as follows:

December 31 (Thousands)	2009	2008	*

Commercial property
Land	$111,387	$111,387
Building and improvements	811,920	810,632
Total commercial property	923,307	922,019
Less: accumulated depreciation	(132,525)	(114,947)
	$790,782	$807,072
*Restated (refer to note 3).

NOTE 5: CASH

Cash is classified as held-for trading in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement.” Due to its short-term nature, carrying value approximates fair value.

NOTE 6: TENANT AND OTHER RECEIVABLES

Financial assets in tenant and other receivables are classified as loans and receivables under CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" and are measured at amortized cost.

These receivables are generally short-term receivables of a trade nature. The carrying value of these receivables approximates fair value due to their short-term nature.

During the year ended December 31, 2009, the Property recorded $Nil (December 31, 2008 - $Nil) as a reserve against tenant and other receivables and $Nil (December 31, 2008 - $9,500) in uncollectible tenant and other receivables was written off during the year.

As at December 31, 2009, approximately $107,500 of the Property’s balance of accounts receivables is over 90 days due (compared to approximately $55,800 on December 31, 2008).

Credit risk related to tenant and other receivables, including straight-line rent receivable, arises from the possibility that tenants may be unable to fulfill their lease commitments. The Property mitigates this risk by carrying out appropriate credit checks and related due diligence on the significant tenants.

As at December 31, 2009, no one tenant occupied more than 10% (December 31, 2008 – 10%) of the total leasable area, or represented more than 23% (December 31, 2008 – 23%) of tenant and other receivables.

NOTE 7: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Financial liabilities in accounts payable and other liabilities are classified as other financial liabilities under CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" and are measured at amortized cost.

These payables are generally short-term loans of a trade nature. The carrying value of these liabilities approximates fair value due to their short-term nature.

NOTE 8: SECURED INDEBTEDNESS

Secured indebtedness is classified as other financial liabilities under CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” and is measured at amortized cost following the effective-interest method.

The Property has the following indebtedness:

December 31 (Thousands)	2009	2008

6.40% Series A Bonds (a)	$265,556	$270,747
6.84% Series B Bonds (b)	63,876	65,115
	$329,432	$335,862

(a)	6.40% Series A Bonds

The 6.40% Series A Bonds with an initial aggregate principal amount of $300,000,000 incur interest calculated semi-annually at 6.40% per annum.

Included in the 6.40% Series A Bonds is $744,000 of net deferred financing costs (December 31, 2008 - $953,000).

The 6.40% Series A Bonds mature in April 2013, and are due as follows:
December 31 (Thousands)
2010	$5,800
2011	6,200
2012	6,600
2013	247,700
266,300
Deferred financing costs	(744)
$265,556

(b)	6.84% Series B Bonds

The 6.84% Series B Bonds with an initial aggregate principal amount of $71,000,000 incur interest calculated semi-annually at 6.84% per annum.

Included in the 6.84% Series B Bonds is $186,000 of net deferred financing costs (December 31, 2008 - $239,000).

The 6.84% Series B Bonds mature in April 2013, and are due as follows:
December 31 (Thousands)
2010	$1,388
2011	1,483
2012	1,580
2013	59,611
64,062
Deferred financing costs	(186)
$63,876

The Property is exposed to interest rate risk on its borrowings. It minimizes this risk by attaining long-term fixed rates. In addition, management considers the term to maturity of long-term debt relative to the remaining average lease terms.

The fair value of secured indebtedness is determined by discounting contractual principal and interest payments at estimated current market interest rates for the instruments. Current market interest rates are determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risks. As at December 31, 2009, the fair market value was estimated at $274,900,000 for the Series A Bonds (December 31, 2008 - $284,200,000), and $67,000,000 for the Series B Bonds (December 31, 2008 – $69,500,000).

As at December 31, 2009, the Property was in compliance with all of its covenants.

For the year ended December 31, 2009, interest expense of $21,934,000 (2008 – $22,376,000) was recorded on the Series A and Series B Bonds.

NOTE 9: RELATED PARTY TRANSACTIONS

In the normal course of operations, the Property enters into various transactions on market terms with related parties. These transactions have been measured at the exchange value.

Included in rental operating expenses during the year ended December 31, 2009 are property and asset management fees in the amount of $4,809,000 (December 31, 2008 - $4,924,000), payable to Brookfield Properties Ltd., the Property’s owner. Of this balance, $157,000 is included in accounts payable and other liabilities as at December 31, 2009 (December 31, 2008 - $412,000).

Included in rental revenues during the year ended December 31, 2009 are amounts received from Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPL, and its affiliates of $2,036,000 (December 31, 2008 - $2,073,000) for premises occupied within the Property. Of this balance, $75,000 is included in tenant and other receivables as at December 31, 2009 (December 31, 2008 - $71,000).

NOTE 10: SUBSEQUENT EVENTS

On May 1, 2010, BPL’s interest in the Property was sold to Brookfield Office Properties Canada.

Unaudited financial statements of the Brookfield Place Interest as at and for the three months ended March 31, 2010

Phase 2, Brookfield Place (Bay-Wellington Tower)
Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Mar. 31, 2010	Dec. 31, 2009(1)	Jan. 1, 2009(1)
Assets
Non-current assets
Investment properties	4	$869.6	$865.9	$881.6
		869.6	865.9	881.6

Current assets
Tenant receivables and other assets	6	3.7	3.5	4.0
Cash and cash equivalents		3.2	4.5	6.2
		6.9	8.0	10.2
Total assets		$876.5	$873.9	$891.8

Liabilities
Non-current liabilities
Commercial property debt	7	$322.5	$322.5	$329.4
		322.5	322.5	329.4

Current liabilities
Commercial property debt	7	7.1	7.0	6.4
Accounts payable and other liabilities	8	27.4	20.1	17.6
		34.5	27.1	24.0

Total liabilities		357.0	349.6	353.4

Owner’s equity		519.5	524.3	538.4
Total liabilities and owner’s equity		$876.5	$873.9	$891.8
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)		Three months ended Mar. 31
(Millions, except per share amounts) (CDN$)	Note	2010	2009(1)

Revenue	9, 10	$22.7	$23.6
Operating expenses	9, 10	11.4	11.5
		11.3	12.1

Interest	7	5.4	5.5
General and administrative	1	0.9	0.7
Income before fair value gains (losses)		5.0	5.9
Fair value gains (losses)		3.3	(11.1)
Net income (loss) and comprehensive income (loss)		$8.3	$(5.2)
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statements of Changes in Owner’s Equity

(Unaudited)	Three months ended Mar. 31
(Millions) (CDN$)	2010	2009(1)
Retained earnings
Balance at beginning of period	$524.3	$538.4
Net income (loss)	8.3	(5.2)
Distributions	(13.1)	(13.7)
Balance at end of period	519.5	519.5
Owner’s equity at end of period	$519.5	$519.5
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the  interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Statements of Cash Flows

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2010		2009(1)
Operating activities
Net income (loss) for the period			$8.3		$(5.2)
Add (deduct):
Fair value (gains) losses			(3.3)		11.1
Straight-line rental revenue			0.3		0.2
Non-cash interest expense			0.1		0.1
Initial direct leasing costs			(0.1)		(0.2)
Changes in other working capital components			6.7		6.3
Cash flows provided by operating activities			12.0		12.3

Investing activity
Capital expenditures			(0.2)		―
Cash flows used in investing activity			(0.2)		―

Financing activity
Distributions			(13.1)		(13.7)
Cash used in financing activity			(13.1)		(13.7)

Decrease in cash and cash equivalents			(1.3)		(1.4)
Cash and cash equivalents, beginning of period			4.5		6.2
Cash and cash equivalents, end of period			$3.2		$4.8

Supplementary cash flow information
Interest paid		$	―	$	―
(1) Refer to Note 3 for effect of adoption of IFRS
See accompanying notes to the  interim financial statements

Phase 2, Brookfield Place (Bay-Wellington Tower)
Notes to the Financial Statements

NOTE 1: BACKGROUND AND BASIS OF PRESENTATION

The Phase 2, Brookfield Place (Bay-Wellington Tower) financial statements have been prepared based on the consolidated financial statements of Brookfield Properties Ltd. (“BPL”). These financial statements represent (a) a 100% free interest in the Bay Wellington Tower, an office tower located on the northern portion of Brookfield Place, Toronto, Ontario (“Brookfield Place”); (b) a 50% interest (on a per square foot basis) in the retail space of Brookfield Place; and (c) a 56% interest in the parking space serving the Brookfield Place complex (collectively, the “Brookfield Place Interest” or the “Property”). The co-owner of the remaining interests in the retail and parking space of Brookfield Place is OMERS Realty Corporation (“OMERS” or “co-owner”). Bay-Wellington Tower, and the retail and parking operations of the Brookfield Place complex, are managed by BPL (the “manager”).
Brookfield Place consists of two high-rise rentable office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets, an enclosed galleria integrating the two office towers, related retail space, the Hockey Hall of Fame and certain other historical buildings.

These financial statements represent the financial position and results of operations had the Brookfield Place Interest been accounted for on a stand-alone basis. As the Brookfield Place Interest itself, prepared on this basis, is an unincorporated entity and does not have share capital and is not liable for income taxes on its income, these financial statements have been prepared without shareholder’ equity or a provision for income taxes. Accordingly, these financial statements do not include all the assets, liabilities, revenues and expenses of BPL and no charges for salaries, interest or similar items relating to BPL have been recorded in these financial statements. General and administrative costs have been allocated to the Brookfield Place Interest based on management’s best estimate of how services and facilities were historically provided and used by existing personnel of BPL on a cost-recovery basis.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance
International Financial Reporting Standards (“IFRS”) requires an entity to adopt IFRS in its first annual financial statements under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS. The Property will make this statement when it issues its 2010 annual financial statements.

These financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Property expects to adopt in its financial statements for the year ending December 31, 2010.

As these financial statements are the Property’s first financial statements prepared using IFRS, certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS that were accordingly not in the Property’s most recent annual financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) have been included in these financial statements.

These interim financial statements should be read in conjunction with the Property’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 and the additional annual disclosures included herein.

(b)	Basis of presentation
The financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest million. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period were:

(i)	Financial instruments
IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Property is currently evaluating the impact of IFRS 9 on its financial statements.

(ii)	Related party disclosures – revised definition of related parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The Property is currently evaluating the impact of the change to IAS 24 on its financial statements.

(c)	Investment properties
Investment properties include commercial properties held to earn rental income. Commercial properties are recorded at fair value, determined based on available market evidence, at the balance sheet date.  Related fair value gains and losses are recorded in net income in the period in which they arise.

Initial direct leasing costs incurred by the Property in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(d)	Provisions
A provision is a liability of uncertain timing or amount. Provisions are recognized when the Property has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(e)	Revenue recognition
The Property has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the Property is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(f)	Financial instruments
The following summarizes the Property’s classification and measurement of financial instruments:

Financial assets and liabilities	Classification	Measurement
Tenant receivables and other assets	Loans and receivables	Amortized cost
Commercial property debt	Other liabilities	Amortized cost
Accounts payable and other liabilities	Other liabilities	Amortized cost

(g)	Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(h)	Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the Property’s accounting policies and that have the most significant effect on the amounts in the financial statements:

(i)	Leases

The Property’s policy for revenue recognition on commercial properties is described in Note 2(e). In applying this policy, the Property makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences.

(ii)	Investment property
The Property’s accounting policies relating to investment property are described in Note 2(c). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property.

(i)	Critical Accounting Estimates and Assumptions
The Property makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period.  Actual results could differ from estimates.  The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

Investment property
The critical estimates and assumptions underlying the valuation of commercial properties are set out in Note 4.

NOTE 3: TRANSITION TO IFRS

The Property has adopted IFRS effective January 1, 2009 (“the transition date”) and has prepared its opening IFRS balance sheet as at that date. Prior to the adoption of IFRS, the Property prepared its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). The Property’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. The Property will ultimately prepare its opening IFRS balance sheet by applying existing IFRS with an effective date of December 31, 2010 or prior. Accordingly, the opening IFRS balance sheet and the December 31, 2009 comparative balance sheet ultimately presented in the financial statements for the year ending December 31, 2010 may differ from those presented at this time.

(a)	Mandatory exceptions to retrospective application
In preparing these financial statements in accordance with IFRS 1, the Property has applied a mandatory exception from full retrospective application of IFRS. The mandatory exception applied from full retrospective application of IFRS is described below.

Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Property under Canadian GAAP are consistent with their application under IFRS.

(b)	Reconciliation of equity as reported under Canadian GAAP and IFRS
The following is a reconciliation of the Property’s owner’s equity reported in accordance with Canadian GAAP to its owner’s equity in accordance with IFRS at the transition date:

(Millions)	Note	Owner’s equity
As reported under Canadian GAAP - December 31, 2008		$475.5
Differences increasing reported amount:
Investment property	(i)	62.9
As reported under IFRS - January 1, 2009		$538.4

The following is a reconciliation of the Property’s owner’s equity reported in accordance with Canadian GAAP to its owner’s equity in accordance with IFRS at December 31, 2009:
(Millions)	Note	Owner’s equity
As reported under Canadian GAAP – December 31, 2009		$461.8
Differences increasing reported amount:
Investment property	(i)	62.5
As reported under IFRS – December 31, 2009		$524.3

(i)	Investment property
The Property considers its commercial properties to be investment properties under IAS 40, “Investment Property” (“IAS 40”). Investment property includes land and buildings held primarily to earn rental income or for capital appreciation or both, rather than for use in the production for supply of goods or services or for sale in the ordinary course of business. Similar to Canadian GAAP, investment property is initially recorded at cost under IAS 40. However, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for investment property. The Property has elected to use the fair value model. This adjustment to retained earnings represents the cumulative unrealized gain in respect of the Property’s investment property, net of the reclassification of straight-line rent receivables, free-rent receivables, tenant inducement receivables and deferred rent payables.

The Property determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at January 1, 2009 less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to the estimated year 11 cash flows.

(d)	Reconciliation of Net Income As Reported Under Canadian GAAP and IFRS
The following is a reconciliation of the Property’s net income reported in accordance with Canadian GAAP to its net income in accordance with IFRS for the year ended December 31, 2009:
		Year ended
(Millions)	Note	Dec. 31, 2009
As reported under Canadian GAAP		$7.9
Differences decreasing reported amount:
Investment property	(i)	—
Lease accounting	(ii)	(0.2)
Net income (loss) as reported under IFRS		$7.7

(i)	Investment property
In accordance with IFRS and the Property’s policy choice, the Property measures investment property at fair value and records changes in fair value in income during the period of change. Under Canadian GAAP, commercial property was recorded at cost and depreciated over its estimated life.

The effect on income of these differences is as follows:

(Millions)	Three months ended Mar. 31, 2009	Year ended Dec. 31, 2009
Fair value losses recorded under IFRS	$(11.1)	$(17.6)
Depreciation and amortization recorded under Canadian GAAP	4.2	17.6
Difference	$(6.9)	$—

(ii)	Lease accounting
Consistent with Canadian GAAP, IFRS requires rental revenue from operating leases to be recognized on a straight-line basis over the term of the lease.  However, Canadian GAAP adopted this accounting on a prospective basis in 2004 and as a result this adjustment reflects the amounts that would be recognized as rental revenue under IFRS had the applicable leases been accounted for on a straight-line basis since their inception.

(e)	Upon the adoption of IFRS, all previously recognized financial assets and financial liabilities have been designated consistent with the designations under Canadian GAAP.

(f)	There were no material adjustments to the statements of cash flows as a result of the conversion to IFRS.

NOTE 4: INVESTMENT PROPERTIES

	Three months ended	Year ended
	Mar. 31, 2010	Dec. 31, 2009
	Commercial	Commercial
(Millions)	Properties	Properties
Balance at beginning of period	$865.9	$881.6
Additions:
Capital expenditures	0.2	0.2
Leasing commissions	0.1	1.1
Revaluation gain (loss), net	3.3	(17.6)
Other changes	0.1	0.6
Balance at end of period	$869.6	$865.9

Commercial property was valued by the Property based on available market evidence.  The Property determined the fair value of commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows.

The key valuation metrics are set out in the following table:
	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Discount rate	7.0%	7.0%	6.5%
Terminal capitalization rate	6.3%	6.3%	6.1%
Investment horizon (Years)	10.0	10.0	12.0

Included in commercial properties is $13.6 million (compared to $13.6 million on December 31, 2009) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Investment property with a carrying value of $769.5 million (compared to $766.3 million at December 31, 2009) is pledged as security for commercial property debt.

NOTE 5: INVESTMENT IN JOINTLY CONTROLLED ASSETS

The Property’s interests in the following assets are subject to joint control and, accordingly, the Property has recorded its share of the related assets, liabilities, revenue and expenses of the properties:

	Proportionate Ownership Interest
Jointly controlled assets	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Brookfield Place Retail	50%	50%	50%
Brookfield Place Parking	56%	56%	56%

Summarized financial information in respect of the Property’s interest in jointly controlled assets is set out below:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current assets	$100.1	$99.6	$102.7
Current assets	1.2	1.3	1.1
Total assets	101.3	100.9	103.8

Non-current liabilities	—	—	—
Current liabilities	0.8	0.8	0.8
Total liabilities	0.8	0.8	0.8
Net assets	$100.5	$100.1	$103.0

	For the three months ended Mar. 31
(Millions)	2010	2009
Revenue	$2.1	$2.2
Expenses	1.3	1.3
	0.8	0.9
Fair value gains (losses)	1.0	(0.7)
Net income	$1.8	$0.2

NOTE 6: TENANT RECEIVABLES AND OTHER ASSETS

A breakdown of receivables and other assets is as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Tenant and other receivables	$3.5	$3.0	$3.4
Prepaid expenses and other assets	0.2	0.5	0.6
Total	$3.7	$3.5	$4.0

During the quarter ended March 31, 2010, the Property recorded $nil (compared to $nil on December 31, 2009) as a reserve against uncollectible tenant receivables.

As of March 31, 2010, $nil of the Property’s balance of accounts receivables is over 90 days due (compared to approximately $0.1 million on December 31, 2009).

Credit risk related to tenant and other receivables arises from the possibility that tenants may be unable to fulfill their lease commitments. The Property mitigates this risk by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. Currently no single tenant represents more than 10% of total leasable area and 10% of commercial property revenue. This risk is further mitigated by signing long-term leases with tenants which have investment-grade credit ratings. Over the next few years, the Property has a lease expiry profile of 4.5% for the remainder of this year, 10.8% in 2011 and 3.3% in 2012.

NOTE 7: COMMERCIAL PROPERTY DEBT

The Property’s secured commercial property debt is non-recourse to the Property.

A breakdown of the commercial property debt is as follows:
(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Non-current
6.40% Series A Bonds (a)	$259.9	$259.9	$265.5
6.84% Series B Bonds (b)	62.6	62.6	63.9
	322.5	322.5	329.4
Current
6.40% Series A Bonds (a)	5.8	5.7	5.2
6.84% Series B Bonds (b)	1.3	1.3	1.2
	7.1	7.0	6.4
Total	$329.6	$329.5	$335.8

(a) 6.40 % Series A Bonds
The 6.40% Series A Bonds with an initial aggregate principal amount of $300.0 million incur interest calculated semi-annually at 6.40% per annum. Included in the 6.40% Series A Bonds is $0.6 million of net deferred financing costs (compared to $0.7 million on December 31, 2009).

The 6.40% Series A Bonds mature in April 2013 and are due as follows:
(Millions)
Remainder of 2010	$5.8
2011	6.2
2012	6.6
2013	247.7
266.3
Deferred financing costs	(0.6)
Total	$265.7

(b) 6.84 % Series B Bonds
The 6.84% Series B Bonds with an initial aggregate principal amount of $71.0 million incur interest calculated semi-annually at 6.84% per annum. Included in the 6.84% Series B Bonds are $0.2 million of net deferred financing costs (compared to $0.2 million on December 31, 2009).

The 6.84% Series B Bonds mature in April 2013 and are due as follows:

(Millions)
Remainder of 2010	$1.3
2011	1.6
2012	1.6
2013	59.6
64.1
Deferred financing costs	(0.2)
Total	$63.9

For the three months ended March 31, 2010, interest of $5.4 million (compared to $5.5 million during the same period in 2009) was recorded on commercial property debt.

Interest rate risk arises when the fair value or future cash flows of commercial property debt fluctuate because of changes in market interest rates. Financing risk arises when lenders will not refinance maturing debt on terms and conditions acceptable to the Property, or on any terms at all. The Property attempts to stagger the maturities of its borrowings, as well as obtain fixed-rate debt as the means of managing interest rate risk. The Property has an ongoing need to access debt markets to refinance maturing debt as it comes due. The Property’s strategy to stagger its borrowing maturities attempts to mitigate the Property’s exposure to excessive amounts of debt maturing in any one year.

NOTE 8: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Property’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2010	Dec. 31, 2009	Jan. 1, 2009
Accounts payable and accrued liabilities	$17.1	$15.1	$12.5
Accrued interest	10.3	5.0	5.1
Total	$27.4	$20.1	$17.6

NOTE 9: COMMERCIAL PROPERTY OPERATIONS

The Property’s commercial property net operating income is as follows:

	Three months ended Mar. 31
(Millions)	2010	2009
Rental revenue	$22.7	$23.6
Operating expenses	11.4	11.5
Commercial property net operating income	$11.3	$12.1
The Property generally leases commercial properties under operating leases with lease terms between five and ten years, with options to extend up to a further five years.

Future minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Mar. 31, 2010
Not later than one year	$31.1
Later than one year and not longer than five years	127.7
Later than five years	69.0
$227.8

NOTE 10: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Property enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the interim financial statements.

Included in operating expenses during the three months ended March 31, 2010, are property and asset management fees in the amount of $1.2 million (compared to $1.1 million during the three months ended March 31, 2009), payable to Brookfield Properties Ltd., the Property’s parent company.

Included in revenues during the three months ended March 31, 2010 are amounts received from Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPL, and its affiliates of $0.5 million (compared to $0.4 million during the three months ended March 31, 2009).

NOTE 11: SUBSEQUENT EVENTS

On May 1, 2010, Brookfield Properties Limited’s interest in the Property was sold to Brookfield Office Properties Canada.

NOTE 12: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the manager of the Property and authorized for issue on June 29, 2010

PRO FORMA FINANCIAL STATEMENTS OF BROOKFIELD OFFICE PROPERTIES CANADA

Unaudited pro forma financial statements of Brookfield Office Properties Canada for the year ended December 31, 2009

Brookfield Office Properties Canada
Pro Forma Consolidated Statement of Income and Comprehensive Income For the Year Ended December 31, 2009

(UNAUDITED)

($ Millions, except per unit amount)	BPP Carve-Out Portfolio*	Brookfield Place Interest*	Pro forma adjustments	Note References	Consolidated BOX
Total revenue	$264.0	$99.7	—		$363.7

Net operating income
Commercial property	$143.7	$51.1	$2.1	2(d)	$196.9
Investment and other	2.7	—	(1.9)	2(a)	0.8
	146.4	51.1	0.2		197.7
Expenses
Interest	42.5	21.9	—		64.4
General and administrative	11.7	3.7	(9.4)	2(c)(i)	6.0
Asset management fee	-	—	9.0	2(c)(ii)	9.0
	92.2	25.5	0.6		118.3
Depreciation and amortization	34.4	17.6	—		52.0
Income taxes	18.5	—	(18.5)	2(b)	—
Net income and comprehensive income	$39.3	$7.9	$19.1		$66.3
Number of units outstanding					93.2
Net income per basic and diluted unit					$0.71
See accompanying notes to the consolidated financial statements
* Refer to note 1 - Organization and arrangement of BOX.

Brookfield Office Properties Canada
Notes to Pro Forma Consolidated Financial Statements as at and for the year ended December 31, 2009

(UNAUDITED)

1. BASIS OF PRESENTATION

These financial statements have been prepared for illustrative purposes only and therefore do not represent the actual financial position or results of Brookfield Office Properties Canada (“BOX”).

Except for terms defined in these unaudited pro forma consolidated financial statements, all other capitalized terms are as defined in the non-offering preliminary prospectus of BOX.

Organization and arrangement of BOX

BOX is an unincorporated, closed-end real estate investment trust established under the laws of the Province of Ontario and created pursuant to the Declaration of Trust dated March 19, 2010.

The Transaction involved the reorganization of BPO Properties Ltd.’s (“BPP”) directly owned office assets under BOX. In addition, BOX acquired from Brookfield Properties Corporation (“BPO”) its interest in Brookfield Place (the “Brookfield Place Interest”), BPO’s flagship office complex in Toronto which consists of Bay Wellington Tower and a partial interest in the associated retail concourse. The Transaction was effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to Brookfield Office Properties Canada LP.

The Contributed Assets was transferred in exchange for the assumption of debt and issuance of units of BOX (“Trust Units”) and Class B Limited Partnership Units of Brookfield Office Properties Canada LP (“Class B LP Units”). The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt and the issuance of Class B LP Units.

Following the Transaction, BPO and its affiliates, which held BPP’s common shares and non-voting equity shares, now hold Trust Units and Class B LP Units. Holders of BPP’s common shares other than BPO and its affiliates received one Trust Unit for each common share held. Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it does not already own. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP. BPP continues to have preferred shares outstanding and no changes were made to their terms in connection with the Transaction.

The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. Each Class B LP Unit, together with the accompanying Special Voting Unit, has economic and voting rights equivalent in all material respects to one Trust Unit. The holders of Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. However, the Class B LP Units have limited voting rights in Brookfield Office Properties Canada LP.

Basis of Accounting

The accompanying pro forma consolidated statement of income and comprehensive income for the year ended December 31, 2009 (the “Pro Forma Statements”), have been prepared by management of BPP in accordance with Canadian generally accepted accounting principles (“GAAP”). The Pro Forma Financial Statements have been prepared with information derived from the audited combined financial statements of the BPP Carve-Out Portfolio, the Brookfield Place Interest, and the adjustments and assumptions outlined below.

BOX accounts for its interest in Brookfield Office Properties Canada LP under the consolidation method as it holds all of the Class A LP Units of Brookfield Office Properties Canada LP. The holders of the Class A LP Units are entitled to vote at all meetings of the partners of Brookfield Office Properties Canada LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of Brookfield Office Properties Canada LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of Brookfield Office Properties Canada LP.

The actual adjustments to the consolidated financial statements of BOX will depend on a number of factors including, but not limited to, net carrying amounts and asset valuation. Therefore, the actual adjustments may differ from the pro forma adjustments.

The Pro Forma Statements should be read in conjunction with the audited combined financial statement of the BPP Carve-Out Portfolio for the year ended December 31, 2009 and the audited financial statements of the Brookfield Place Interest for the year ended December 31, 2009. The Pro Forma Statements do not purport to represent what the financial position or consolidated results of operations of BOX actually would have been if the Transaction had been completed on the dates indicated or what the financial position or consolidated results of operations of BOX will be for any future period.

2. PRO FORMA CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

The pro forma consolidated statement of income and comprehensive income for the year ended December 31, 2009, has been prepared as if the Transaction had been completed on January 1, 2009. Adjustments to the pro forma statement of income and comprehensive income reflect the following:

2(a)
Removal of the investment and other income of $1.9 million relating to certain assets held by BPP and its subsidiaries that are not permitted to be owned by BOX under the rules governing real estate investment trusts will form part of the Excluded Assets and will be retained by BPP for consideration and will not be transferred to Brookfield Office Properties Canada LP as part of the Transaction.

2(b)	It is expected that BOX will not be required to pay income taxes.

2(c)
The existing management fee platform will be retained by BPP for consideration and will not be transferred to Brookfield Office Properties Canada LP as part of the Transaction. The fee streams, net of related general and administrative expenses, are as follows:

(i) General and administrative costs of $9.4 million relating to the overhead expenses under the current management fee agreement will be replaced by a new management fee arrangement as noted in 2(c)(ii).

(ii) Estimated asset management fee of $9.0 million pursuant to the new management fee arrangement.

2(d)	Increase in net operating income of $2.1 million representing Brookfield Place Interest’s asset management fees that will be replaced by a new management fee arrangement as noted in 2(c)(ii).

3. PRO FORMA TRUST UNITS OUTSTANDING

The pro forma issued number of Trust Units is as follows:

BOX issued 20.3 million Trust Units as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

Brookfield Office Properties Canada LP issued 72.9 million Class B LP Units as consideration in part for the acquisition of the Brookfield Place Interest and as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

Unaudited pro forma financial statements of Brookfield Office Properties Canada as at and for the three months ended March 31, 2010

Brookfield Office Properties Canada
Pro Forma Consolidated Balance Sheet as at March 31, 2010

(UNAUDITED)

($ Millions)	BPP Carve-Out Portfolio*	Brookfield Place Interest*	Pro forma adjustments	Note References	Consolidated BOX
Assets
Non-current assets
Investment properties	$2,835.6	$869.6	$—		$3,705.2
Current assets
Loan receivable	85.0	—	(85.0)	2(a)	—
Tenant receivables and other assets	22.9	3.7	(3.7)	2(b)	22.9
Cash and cash equivalents	43.2	3.2	(3.2)	2(b)
			(15.0)	2(a)	28.2
	151.1	6.9	(106.9)		51.1
Total assets	$2,986.7	$876.5	$(106.9)		$3,756.3

Liabilities
Non-current liabilities
Commercial property debt	$819.3	$322.5	$—		$1,141.8
Deferred income tax liabilities	299.3	—	(299.3)	2(c)	—
	1,118.6	322.5	(299.3)		1,141.8

Current liabilities
Commercial property debt	447.3	7.1	—		454.4
Accounts payable and other liabilities	68.0	27.4	(27.4)	2(b)	68.0
	515.3	34.5	(27.4)		522.4
Total liabilities	1,633.9	357.0	(326.7)		1,664.2

Equity in net assets	1,352.8	519.5	(424.0)	2(d)(i)
			(423.9)	2(d)(ii)
			(1,098.0)	2(d)(ii)
			249.8	2(d)(iv)	176.2
Trust units			423.9	2(d)(ii)
			(6.5)	2(d)(iii)	417.4
Unitholders’ equity			(1,278.7)		593.6
Non-controlling interests			424.0	2(d)(i)
			1,098.0	2(d)(ii)
			(23.5)	2(d)(iii)	1,498.5
Total equity			219.8		2,092.1
Total liabilities and equity	$2,986.7	$876.5	$(106.9)		$3,756.3
See accompanying notes to the consolidated financial statements.
*Refer to note 1 - Organization and arrangement of BOX.

Brookfield Office Properties Canada
Pro Forma Consolidated Statement of Income and Comprehensive Income for the three months ended March 31, 2010

(UNAUDITED)

($ Millions, except per unit amount)	BPP Carve-Out Portfolio*	Brookfield Place Interest*	Pro forma adjustments	Note References	Consolidated BOX
Total Revenue	$79.7	$22.7	—		$102.4

Net operating income
Commercial property	39.9	11.3	0.5	3(c)	51.7
Investment and other	0.7	—	—		0.7
	40.6	11.3	0.5		52.4
Expenses
Interest	15.8	5.4			21.2
General and administrative	3.3	0.9	(2.7)	3(b)(i)	1.5
Asset management fee	—	—	2.3	3(b)(ii)	2.3
Income before fair value gains and income taxes	21.5	5.0	0.9		27.4
Fair value gains	14.6	3.3	—		17.9
Income taxes	(10.0)	—	10.0	3(a)	—

Net income and comprehensive income	$26.1	$8.3	$10.9		$45.3

Net income and comprehensive income attributable to
Unitholders					$9.9
Non-controlling interest					35.4
					45.3
Net income and comprehensive income per unit attributable to unitholders - basic and diluted					$0.49
See accompanying notes to the consolidated financial statements.
*Refer to note  1 - Organization and arrangement of BOX.

Brookfield Office Properties Canada
Notes to Pro Forma Consolidated Financial Statements as at and for the three months ended March 31, 2010

(UNAUDITED)

1. BASIS OF PRESENTATION

These financial statements have been prepared for illustrative purposes only and therefore do not represent the actual financial position or results of Brookfield Office Properties Canada (“BOX”).

Except for terms defined in these unaudited pro forma consolidated financial statements, all other capitalized terms are as defined in the non-offering preliminary prospectus of BOX.

Organization and arrangement of BOX

BOX is an unincorporated, closed-end real estate investment trust established under the laws of the Province of Ontario and created pursuant to the Declaration of Trust dated March 19, 2010.

The Transaction involved the reorganization of BPO Properties Ltd.’s (“BPP”) directly owned office assets under BOX. In addition, BOX acquired from Brookfield Properties Corporation (“BPO”) its interest in Brookfield Place (the “Brookfield Place Interest”), BPO’s flagship office complex in Toronto which consists of Bay Wellington Tower and a partial interest in the associated retail concourse. The Transaction was effected pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). Prior to the Arrangement becoming effective, BPP and various other wholly-owned subsidiary entities of BPP transferred directly owned office assets (the “Contributed Assets”) to Brookfield Office Properties Canada LP.

The Contributed Assets were transferred in exchange for the assumption of debt and issuance of units of BOX (“Trust Units”) and Class B Limited Partnership Units of Brookfield Office Properties Canada LP (“Class B LP Units”). The purchase price for the Brookfield Place Interest was satisfied by the payment of approximately $100.0 million in cash, the assumption of debt and the issuance of Class B LP Units.

Following the Transaction, BPO and its affiliates, which held BPP’s common shares and non-voting equity shares, now hold Trust Units and Class B LP Units. Holders of BPP’s common shares other than BPO and its affiliates received one Trust Unit for each common share held. Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it does not already own. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain other assets that are not permitted to be owned by BOX under rules governing real estate investment trusts, were retained by BPP. BPP continues to have preferred shares outstanding and no changes were made to their terms in connection with the Transaction.

The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. Each Class B LP Unit, together with the accompanying Special Voting Unit, has economic and voting rights equivalent in all material respects to one Trust Unit. The holders of Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. However, the Class B LP Units have limited voting rights in Brookfield Office Properties Canada LP.

Basis of Accounting

The accompanying pro forma consolidated balance sheet as at March 31, 2010 and the pro forma consolidated statement of income and comprehensive income for the three-months ended March 31, 2010 (collectively, the “Pro Forma Statements”), have been prepared by management of BPP in accordance with International Financial Reporting Standards (“IFRS”). The Pro Forma Financial Statements have been prepared with information derived from the unaudited combined interim financial statements of the BPP Carve-Out Portfolio, the Brookfield Place Interest and the adjustments and assumptions outlined below.

BOX accounts for its interest in Brookfield Office Properties Canada LP under the consolidation method as it holds all of the Class A LP Units of Brookfield Office Properties Canada LP. The holders of the Class A LP Units are entitled to vote at all meetings of the partners of Brookfield Office Properties Canada LP. In addition, BOX is the sole shareholder of BOPC GP Inc., the general partner of Brookfield Office Properties Canada LP, which has full power and exclusive authority to administer, manage, control and operate the business and affairs of Brookfield Office Properties Canada LP.

The actual adjustments to the consolidated financial statements of BOX will depend on a number of factors including, but not limited to, net carrying amounts and asset valuation. Therefore, the actual adjustments may differ from the pro forma adjustments.

The Pro Forma Statements should be read in conjunction with the unaudited combined interim financial statement of the BPP Carve-Out Portfolio for the three-months ended March 31, 2010 and the unaudited financial statements of the Brookfield Place Interest for the three-months ended March 31, 2010. The Pro Forma Statements do not purport to represent what the financial position or consolidated results of operations of BOX actually would have been if the Transaction had been completed on the dates indicated or what the financial position or consolidated results of operations of BOX will be for any future period.

2. PRO FORMA CONSOLIDATED BALANCE SHEET

The pro forma consolidated balance sheet of BOX, as at March 31, 2010 has been prepared as if the Transaction had been completed on March 31, 2010. Adjustments to the pro forma consolidated balance sheet reflect the following:

2(a)
A wholly-owned subsidiary of BPP transfered the Brookfield Place Interest to Brookfield Office Properties Canada LP in exchange for cash of $15.0 million and a reduction in the loan receivable of $85.0 million.

2(b)	Working capital of the Brookfield Place Interest will be retained by the indirect wholly-owned subsidiary of BPO for consideration and will not be transferred to BOX.

2(c)	It is expected that BOX will not be required to pay income tax or benefit from tax assets.

2(d)	The following adjustments are made to equity in net assets:

(i)	A wholly-owned subsidary of BPP transfered the Brookfield Place Interest to Brookfield Office Properties Canada LP in exchange for $424.0 million in Class B LP Units

(ii)
BPP and various other wholly-owned subsidiary of BPP transfered the BPP Carve-Out Portfolio to Brookfield Office Properties Canada LP in exchange for $423.9 million in Trust units and $1,098.0 million in Class B LP Units

(iii)	Adjustment to reflect the carrying amount of units issued

(iv)	Adjustment to reflect the retained earnings assumed by BOX

3. PRO FORMA CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

The pro forma consolidated statement of income and comprehensive income for the three-months ended March 31, 2010, has been prepared as if the Transaction had been completed on January 1, 2009. Adjustments to the pro forma statement of income and comprehensive income reflect the following:

3(a)	It is expected that BOX will not be required to pay income taxes.

3(b)
The existing management fee platform will be retained by BPP for consideration and will not be transferred to Brookfield Office Properties Canada LP as part of the Transaction. The fee streams, net of related general and administrative expenses, are as follows:

(i) General and administrative costs of $2.7 million relating to the overhead expenses under the current management fee agreement will be replaced by a new management fee arrangement as noted in 3(b)(ii).

(ii) Estimated asset management fee of $2.3 million pursuant to the new management fee arrangement.

3(c)	Increase in net operating income of $0.5 million representing Brookfield Place Interest’s asset management fees that will be replaced by a new management fee arrangement as noted in 3(b)(ii).

4. PRO FORMA TRUST UNITS OUTSTANDING AND NON-CONTROLLING INTEREST

The pro forma issued number of Trust Units and non-controlling interest units is as follows:

Trust Units

BOX issued 20.3 million Trust Units as consideration in part for the acquisition of the BPP Carve-Out Portfolio.

Non-Controlling Interest

Brookfield Office Properties Canada LP issued 72.9 million Class B LP Units as consideration in part for the acquisition of the Brookfield Place Interest and as consideration in part for the acquisition of the BPP Carve-Out Portfolio.